Exhibit 99.1

Yiren Digital Reports Fourth Quarter and Fiscal Year 2020 Financial Results

BEIJING, April 1, 2021 /PRNewswire/ — Yiren Digital Ltd. (NYSE: YRD) (“Yiren Digital” or the “Company”), a leading comprehensive personal financial service platform in China, today announced its unaudited financial results for the fourth quarter and the fiscal year ended December 31, 2020.

On December 31, 2020, the Company entered into definitive agreements in relation to a business restructuring with CreditEase Holdings (Cayman) Limited (“CreditEase”), the controlling shareholder of the Company, to streamline the Company’s service lines and reposition the Company as a comprehensive personal financial service platform (the “Restructuring”). Upon the completion of the Restructuring, the Company has ceased control over the business (the “Disposed Business”) currently operated by Hengcheng Technology Development (Beijing) Co., Ltd. (“Hengcheng”), a variable interest entity of the Company, and CreditEase has, through its subsidiaries and affiliates, obtained control over Hengcheng and the Disposed Business operated by Hengcheng, and paid the designated subsidiaries of the Company an aggregate amount of RMB 67.0 million in cash.

Fourth Quarter 2020 and Fiscal Year 2020 Operational Highlights

Wealth Management

•                  Cumulative number of investors served reached 2,326,169 as of December 31, 2020, representing an increase of 1.9% from 2,283,828 as of September 30, 2020 and compared to 2,210,530 as of December 31, 2019.

•                  Number of active investors[1] of current investment products[2] was 163,593 as of December 31, 2020, representing a decrease of 4% from 170,907 as of September 30, 2020, and compared to 88,015 as of December 31, 2019.

•                  Total client assets[3] for current investment products was RMB 8,550.7 million (US$1,310.5) as of December 31, 2020, representing an increase of 71.2% from 4,994.6 million as of September 30, 2020, and compared to RMB 1,063.6 million as of December 31, 2019.

•                  Sales volume of current investment products amounted to RMB 6,836.9 million (US$1,047.8 million) in the fourth quarter of 2020, representing an increase of 48.8% from RMB 4,593.3 million in the third quarter of 2020 and compared to RMB 2,548.4 million in the same period of 2019. For the fiscal year 2020, sales volume of current investment products reached RMB 15,779.7 million (US$2,418.3 million), compared to RMB 3,929.1 million in 2019.

Consumer Credit

•                  Total loan originations in the fourth quarter of 2020 reached RMB 4.2 billion (US$0.6 billion), representing an increase of 31.0% from RMB 3.2 billion in the third quarter of 2020 and compared to RMB 8.0 billion in the fourth quarter of 2019.

•                  Cumulative number of borrowers served reached 5,249,936 as of December 31, 2020, representing an increase of 3.7% from 5,060,824 as of September 30, 2020 and compared to 4,695,487 as of December 31, 2019.

•                  Number of borrowers served in the fourth quarter of 2020 was 189,117, representing an increase of 32.0% from 143,238 in the third quarter of 2020 and compared to 125,622 in the fourth quarter of 2019. Total number of borrowers served was 525,320 in 2020.

•                  Total outstanding principal balance of performing loans reached RMB 23,593.1 million (US$3,615.8 million) as of December 31, 2020, representing a decrease of 15.8% from RMB 28,007.2 million as of September 30,2020.

[1] Active investors refer to those who have made at least one investment through our wealth management platform or have had client assets with us above zero in the past twelve months.

[2] Current investment products include wealth management products the Company source from financial institutions, which do not include any of the Company’s legacy products. Legacy products refer to the unsecured credit products the Company offered historically under its retail credit facilitation business which have been phased out for strategic reasons.

[3] Client assets refer to the outstanding balance of client assets generated through our platforms, where an asset is counted towards the outstanding balance for so long as it continues to be held by the investor who acquired it through our platform.

“Despite the unusual operating environment in 2020, we are pleased to see significant progresses in our strategic transitions, with wealth management growing into a main business pillar and with our new credit products continuing to ramp up in volume,” said Mr. Ning Tang, Chairman and Chief Executive Officer of Yiren Digital. “We have successfully completed our legacy business restructuring at year-end, which will allow Yiren Digital to solely focus on the growth of our wealth management and loan facilitation-based credit businesses. With that, I believe Yiren Digital is well positioned to transition into China’s leading digital financial service platform.”

“On wealth management, we continue to see impressive growth momentum in the fourth quarter of 2020, and the demand remains strong going into the new year. More importantly, revenue generated from our current investment products is becoming a significant driver of revenue, increasing to 31% of our total net revenue from 12% last quarter. As of December 31, 2020, total client assets for our current investments products increased by 71% from prior quarter to RMB 8.6 billion. Notably, our insurance business has been growing at a better-than-expected rate, bringing in strong synergies to our other wealth management products and services, and will provide strong revenue contribution in 2021.”

“On credit business, the two loan products that we started to shift towards in early 2020 have now grown into our main revenue contributor. In the fourth quarter of 2020, our small revolving loans and secured auto loans together accounted for 87% of total loans originated as compared to 67% last quarter. Compared with our unsecured standard loan products, these two products show better risk performance and enjoy higher unit economics, which enables us to further drive up profitability going forward.”

“We continue to deliver solid financial results in the fourth quarter of 2020, increasing our total net revenue by 14% quarter over quarter to RMB 1.2 billion” said Ms. Na Mei, Chief Financial Officer of Yiren Digital. “On the balance sheet side, our cash position remains strong with RMB 2.6 billion of cash and short-term investment as of December 31, 2020. The restructuring has impacted our fourth quarter and fiscal year 2020 results and excluding the one-time loss recognized, our non-GAAP net income was RMB 96.2 million, increasing by 21% quarter over quarter.”

Fourth Quarter 2020 Financial Results

Total net revenue in the fourth quarter of 2020 was RMB 1,160.9 million (US$177.9 million), compared to RMB 2,363.6 million in the same period last year due to decreased loan volume. Revenue from wealth management business reached RMB 413.1 million (US$63.3 million), representing a decrease of 20.8% from RMB 521.8 million in the fourth quarter of 2019. Revenue from credit business reached RMB 747.8 million (US$114.6 million), representing a decrease of 59.4% from RMB 1,841.8 million in the fourth quarter of 2019.

Sales and marketing expenses in the fourth quarter of 2020 were RMB 295.1 million (US$45.2 million), compared to RMB 960.4 million in the same period last year. The decrease was primarily due to internal restructuring to optimize operating efficiencies.

Origination, servicing and other operating costs in the fourth quarter of 2020 were RMB 596.9 million (US$91.5 million), compared to RMB 173.9 million in the same period last year. The increase was primarily due to an increase in loan servicing costs of disposed business and commission expenses as insurance volume expands.

General and administrative expenses in the fourth quarter of 2020 were RMB 149.3 million (US$22.9 million), compared to RMB139.9 million in the same period last year.

Provision for contract assets, receivables and others in the fourth quarter of 2020 were RMB 34.5 million (US$5.3 million), compared to RMB 588.3 million in the same period last year due to decreased loan volume and improved risk performance as the loan product mix changed with the evolution of the Company’s credit business model.

Loss of disposal in the fourth quarter of 2020 were RMB 655.8 million (US$100.5 million). The loss was attributable to the Restructuring in which a one-time difference between the disposal consideration and the book value of the disposed businesses was recognized. The disposal consideration factored in the future expected losses of the disposed business.

Income tax benefit in the fourth quarter of 2020 was RMB 53.3 million (US$8.2 million).

Net loss in the fourth quarter of 2020 was RMB 559.6 million (US$85.8 million), as compared to net income of RMB 404.0 million in the same period last year.

Adjusted net income[4](non-GAAP) in the fourth quarter of 2020 was RMB 96.2 million (US$14.7 million), excluding the loss of disposal from Restructuring.

Adjusted EBITDA[4] (non-GAAP) in the fourth quarter of 2020 was RMB 48.9 million (US$7.5 million), compared to RMB 508.1 million in the same period last year.

Basic and diluted loss per ADS in the fourth quarter of 2020 was RMB 6.7 (US$1.0), compared to a basic income per ADS of RMB 4.4 and a diluted income per ADS of RMB 4.3 in the same period last year.

Net cash used in operating activities in the fourth quarter of 2020 was RMB 219.1 million (US$33.6 million), compared to net cash generated from operating activities of RMB 88.1 million in the same period last year.

Net cash used in investing activities in the fourth quarter of 2020 was RMB 981.1 million (US$150.4 million), compared to net cash provided by investing activities of RMB 1,197.2 million in the same period last year.

[4] “Adjusted net income(Loss)”, “Adjusted EBITDA” and “Adjusted EBITDA margin” are a non-GAAP financial measures. For more information on this non-GAAP financial measure, please see the section of “Operating Highlights and Reconciliations of GAAP to Non-GAAP Measures” and the table captioned “Reconciliation of Adjusted Net Income/(Loss)” and “Reconciliations of Adjusted EBITDA” set forth at the end of this press release.

As of December 31, 2020, cash and cash equivalents was RMB 2,469.9 million (US$378.5 million), compared to RMB 2,836.2 million as of September 30, 2020. As of December 31, 2020, the balance of held-to-maturity investments was RMB 3.3 million (US$0.5 million), compared to RMB 2.3 million as of September 30, 2020. As of December 31, 2020, the balance of available-for-sale investments was RMB 175.5 million (US$26.9 million), compared to RMB 511.3 million as of September 30, 2020.

Delinquency rates. As of December 31, 2020, the delinquency rates for loans that are past due for 15-29 days, 30-59 days and 60-89 days were 1.2%, 1.7% and 1.4% respectively, compared to 1.2%, 2.0% and 1.7% respectively as of December 31, 2019. As of December 31, 2020, the delinquency rates for loans originated under loan facilitation model that are past due for 15-29 days, 30-59 days and 60-89 days were 0.5%, 0.7% and 0.6% respectively, compared to 0.8%, 1.3% and 1.0% respectively as of December 31, 2019.

Cumulative M3+ net charge-off rates. As of December 31, 2020, the cumulative M3+ net charge-off rate for loans originated in 2017 was 16.9%, compared to 17.0% as of September 30, 2020. As December 31, 2020, the cumulative M3+ net charge-off rate for loans originated in 2018 was 18.6%, compared to 18.3% as of September 30, 2020. As of December 31, 2020, the cumulative M3+ net charge-off rate for loans originated in 2019 was 13.6%, compared to 11.9% as of September 30, 2020. Particularly, as of December 31, 2020, the cumulative M3+ net charge-off rate for loans originated in 2017, 2018 and 2019 under loan facilitation model was 10.6%, 10.2% and 8.5% respectively.

Fiscal Year 2020 Financial Results

Total net revenue in 2020 was RMB 3,962.0 million (US$607.2 million), compared to RMB 8,616.8 million in 2019 due to decreased loan volume. Revenue from wealth management business in 2020 reached RMB 1,432.4 million (US$219.5 million), representing a decrease of 34.2% from RMB 2,176.2 million in 2019. Revenue from credit business in 2020 was RMB 2,529.6 million (US$387.7 million), representing a decrease of 60.7% from RMB 6,440.6 million in 2019.

Sales and marketing expenses in 2020 was RMB 1,905.1 million (US$292.0 million), compared to RMB 4,457.4 million in 2019 due to decreased marketing campaigns in 2020 as a result of the COVID-19 outbreak.

Origination, servicing and other operating costs in 2020 was RMB 1,104.7 million (US$169.3 million), compared to RMB 665.1 million in 2019, mainly due to increased commission expenses as insurance volume expands.

General and administrative expenses in 2020 was RMB 630.6 million (US$96.6 million), compared to RMB 741.3 million in 2019.

Provision for contract assets, receivables and others in 2020 were RMB 371.6 million (US$57.0 million), compared to RMB 1,625.1 million in 2019, due to decreased loan volume and better risk performance as the loan product mix changed with the evolution of the Company’s credit business model.

Income tax benefit in 2020 was RMB 80.6 million (US$12.4 million).

Net loss in 2020 was RMB 692.7 million (US$106.2 million), compared to net income of RMB1,155.6 million in 2019. The loss was mainly due to a one-time loss on disposal of RMB 655.8 million post Restructuring.

Adjusted net loss (non-GAAP) in 2020 was RMB 36.9 million (US$5.7 million), excluding the loss of disposal from the Restructuring. The loss was mainly attributable to the concessions that were granted in 2020 to provide relief to borrowers who were significantly impacted by COVID-19 outbreak.

Adjusted EBITDA (non-GAAP) in 2020 was a loss of RMB 73.2 million (US$11.2 million), compared to an adjusted EBITDA of RMB 1,491.3 million in 2019. Adjusted EBITDA margin[4](non-GAAP) in 2020 was a loss of 1.8%, compared to 17.3% in 2019.

Basic and diluted loss per ADS in 2020 was RMB 7.7 (US$1.2), compared to a basic income per ADS of RMB 12.5 and a diluted income per ADS of RMB 12.4 in 2019.

Net cash generated from operating activities in 2020 was RMB 282.0 million (US$43.2 million), compared to net cash generated from operating activities of RMB 274.2 million in 2019.

Business Outlook

Based on the Company’s preliminary assessment of business and market conditions, the Company’s guidance for 2021 is as follows:

•                  For wealth management business, total sales volume of current products to be between RMB 20 billion and RMB 30 billion;

•                  For credit-tech business, total loan originations to be between RMB 20 billion and RMB 25 billion.

This is the Company’s current and preliminary view, which is subject to changes and uncertainties.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses several non-GAAP financial measures, such as adjusted Net Income/(Loss), adjusted EBITDA and adjusted EBITDA margin as supplemental measures to review and assess operating performance. We believe these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The non-GAAP financial measures have limitations as analytical tools. Other companies, including peer companies in the industry, may calculate these non-GAAP measures differently, which may reduce their usefulness as a comparative measure. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. See “Operating Highlights and Reconciliation of GAAP to Non-GAAP measures” at the end of this press release.

Currency Conversion

This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB 6.5250 to US$1.00, the effective noon buying rate on December 31, 2020, as set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call

Yiren Digital’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on April 1, 2021 (or 8:00 p.m. Beijing/Hong Kong Time on April 1, 2021).

Participants who wish to join the call should register online in advance of the conference at:

http://apac.directeventreg.com/registration/event/5099352

Please note the Conference ID number of 5099352.

Once registration is completed, participants will receive the dial-in information for the conference call, an event passcode, and a unique registrant ID number.

Participants joining the conference call should dial-in at least 10 minutes before the scheduled start time.

A replay of the conference call may be accessed by phone at the following numbers until April 8, 2020:

International	+61 2-8199-0299
U.S.	+1 646-254-3697
Replay Access Code: 5099352

Additionally, a live and archived webcast of the conference call will be available at ir.yirendai.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yiren Digital’s control. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yiren Digital’s ability to attract and retain borrowers and investors on its marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, PRC regulations and policies relating to the peer-to-peer lending service industry in China, general economic conditions in China, and Yiren Digital’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yiren Digital’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Yiren Digital does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Yiren Digital

Yiren Digital Ltd. is a leading personal financial services platform in China. The Company provides customized asset allocation services and wealth management solutions to China’s mass affluent population as well as utilizes online and offline channels to provide retail credit facilitation services to individual borrowers and small business owners.

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except for share, per share and per ADS data, and percentages)

	For the Three Months Ended				For the Year Ended
	December	September	December 31,	December 31,	December 31,	December	December
	31, 2019	30, 2020	2020	2020	2019	31, 2020	31, 2020
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net revenue:
Loan facilitation services	1,602,341	406,413	393,682	60,334	5,182,028	1,329,720	203,789
Post-origination services	117,110	195,570	201,873	30,938	757,783	670,440	102,750
Account management services	489,641	157,327	50,566	7,750	2,016,678	921,779	141,269
Others	154,536	263,452	514,730	78,886	660,295	1,040,023	159,391
Total net revenue	2,363,628	1,022,762	1,160,851	177,908	8,616,784	3,961,962	607,199
Operating costs and expenses:
Sales and marketing	960,396	485,055	295,133	45,231	4,457,353	1,905,095	291,969
Origination,servicing and other operating costs	173,942	239,655	596,926	91,483	665,083	1,104,682	169,300
General and administrative	139,935	159,670	149,276	22,878	741,268	630,555	96,637
Provision for contract assets, receivables and others	588,344	25,016	34,520	5,290	1,625,051	371,629	56,955
Loss of disposal	—	—	655,839	100,512	—	655,839	100,512
Total operating costs and expenses	1,862,617	909,396	1,731,694	265,394	7,488,755	4,667,800	715,373
Other income/(expenses):
Interest income, net	10,454	11,003	8,554	1,311	73,367	61,623	9,444
Fair value adjustments related to Consolidated ABFE	(35,596)	(30,905)	(54,106)	(8,292)	3,866	(143,988)	(22,067)
Others, net	6,942	2,726	3,444	528	191,757	14,844	2,275
Total other (expenses)/income	(18,200)	(17,176)	(42,108)	(6,453)	268,990	(67,521)	(10,348)
Income/(loss) before provision for income taxes	482,811	96,190	(612,951)	(93,939)	1,397,019	(773,359)	(118,522)
Share of results of equity investees	2,088	—	—	—	(2,180)	—	—
Income tax expense/(benefit)	80,914	16,353	(53,342)	(8,175)	239,228	(80,611)	(12,354)
Net income/(loss)	403,985	79,837	(559,609)	(85,764)	1,155,611	(692,748)	(106,168)

Weighted average number of ordinary shares outstanding, basic	185,586,690	182,144,192	167,964,040	167,964,040	185,219,586	180,301,898	180,301,898
Basic income/(loss) per share	2.1768	0.4383	(3.3317)	(0.5106)	6.2391	(3.8422)	(0.5888)
Basic income/(loss) per ADS	4.3536	0.8766	(6.6634)	(1.0212)	12.4782	(7.6844)	(1.1776)

Weighted average number of ordinary shares outstanding, diluted	186,322,276	182,730,892	167,964,040	167,964,040	186,535,464	180,301,898	180,301,898
Diluted income/(loss) per share	2.1682	0.4369	(3.3317)	(0.5106)	6.1951	(3.8422)	(0.5888)
Diluted income/(loss) per ADS	4.3364	0.8738	(6.6634)	(1.0212)	12.3902	(7.6844)	(1.1776)

Unaudited Condensed Consolidated Cash Flow Data
Net cash generated from/(used in) operating activities	88,104	3,098	(219,069)	(33,576)	274,168	282,028	43,222
Net cash provided by/(used in) investing activities	1,197,182	(99,460)	(981,096)	(150,359)	1,110,001	(1,796,663)	(275,351)
Net cash (used in)/provided by financing activities	(730,595)	81,693	899,487	137,853	(1,149,705)	955,448	146,429
Effect of foreign exchange rate changes	(2,336)	(3,389)	(538)	(82)	193	(2,807)	(430)
Net decrease in cash, cash equivalents and restricted cash	552,355	(18,058)	(301,216)	(46,164)	234,657	(561,994)	(86,130)
Cash, cash equivalents and restricted cash, beginning of period	2,716,787	3,026,422	3,008,364	461,052	3,034,485	3,269,142	501,018
Cash, cash equivalents and restricted cash, end of period	3,269,142	3,008,364	2,707,148	414,888	3,269,142	2,707,148	414,888

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	As of
	December 31, 2019	September 30, 2020	December 31, 2020	December 31, 2020
	RMB	RMB	RMB	USD

Cash and cash equivalents	3,198,086	2,836,229	2,469,909	378,530
Restricted cash	71,056	172,135	237,239	36,358
Accounts receivable	3,398	100,657	122,742	18,811
Contract assets, net	2,398,685	1,231,190	750,174	114,969
Contract cost	160,003	124,005	65,529	10,043
Prepaid expenses and other assets	1,333,221	986,747	278,591	42,697
Loans at fair value	418,492	180,058	192,156	29,449
Financing receivables	29,612	267,938	1,253,494	192,106
Amounts due from related parties	988,853	1,584,084	884,006	135,480
Held-to-maturity investments	6,627	2,349	3,286	504
Available-for-sale investments	460,991	511,267	175,515	26,899
Property, equipment and software, net	195,855	163,696	147,193	22,558
Deferred tax assets	45,407	50,175	16,745	2,566
Right-of-use assets	334,134	160,825	105,674	16,195
Total assets	9,644,420	8,371,355	6,702,253	1,027,165
Accounts payable	43,583	24,757	9,903	1,517
Amounts due to related parties	106,645	293,620	970,309	148,706
Liabilities from quality assurance program and guarantee	4,397	2,065	22,783	3,492
Deferred revenue	358,203	135,590	50,899	7,801
Payable to investors at fair value	—	9,876	52,623	8,065
Accrued expenses and other liabilities	2,338,745	1,993,273	1,686,632	258,488
Refund liability	1,801,535	1,285,109	10,845	1,662
Deferred tax liabilities	218,888	150,486	38,741	5,937
Lease liabilities	282,334	135,544	81,854	12,545
Total liabilities	5,154,330	4,030,320	2,924,589	448,213
Ordinary shares	121	121	121	19
Additional paid-in capital	5,038,691	5,059,529	5,058,176	775,199
Treasury stock	(37,097)	(40,147)	(40,147)	(6,153)
Accumulated other comprehensive income	21,855	18,595	17,108	2,622
Accumulated deficit	(533,480)	(697,063)	(1,257,594)	(192,735)
Total equity	4,490,090	4,341,035	3,777,664	578,952
Total liabilities and equity	9,644,420	8,371,355	6,702,253	1,027,165

Operating Highlights and Reconciliation of GAAP to Non-GAAP Measures

(in thousands, except for number of borrowers, number of investors and percentages)

	For the Three Months Ended				For the Year Ended
	December 31, 2019	September 30, 2020	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	RMB	USD	RMB	RMB	USD
Operating Highlights
Amount of investment in legacy products	8,790,755	2,620,252	531,062	81,389	41,203,595	12,372,812	1,896,216
Number of investors in legacy products	105,849	41,851	15,610	15,610	348,832	122,085	122,085
Amount of investment in current investment products	2,548,414	4,593,256	6,836,906	1,047,802	3,929,131	15,779,685	2,418,343
Number of investors in current investment products	13,896	76,707	99,112	99,112	32,668	153,700	153,700
Amount of loans facilitated under loan facilitation model	1,086,746	3,148,367	4,202,538	644,067	3,431,443	9,614,819	1,473,535
Amount of loans facilitated	7,998,046	3,206,977	4,202,538	644,067	39,103,048	11,651,463	1,785,665
Number of borrowers	125,622	143,238	189,117	189,117	541,955	525,320	525,320
Remaining principal of performing loans facilitated under loan facilitation model	3,627,706	6,250,343	8,863,461	1,358,385	3,627,706	8,863,461	1,358,385
Remaining principal of performing loans	51,157,313	28,007,249	23,593,103	3,615,801	51,157,313	23,593,103	3,615,801

Segment Information
Wealth management: Revenue	521,849	281,050	413,057	63,303	2,176,215	1,432,364	219,520
Sales and marketing expenses	67,080	43,879	39,012	5,979	643,542	195,671	29,988
Origination, servicing and other operating costs	3,061	105,522	266,492	40,842	87,477	442,507	67,817

Consumer credit:
Revenue	1,841,779	741,712	747,794	114,605	6,440,569	2,529,598	387,679
Sales and marketing expenses	893,316	441,176	256,121	39,252	3,813,811	1,709,424	261,981
Origination, servicing and other operating costs	170,881	134,133	330,434	50,641	577,606	662,175	101,483

Reconciliation of Adjusted Net Income/(Loss)
Net income/(loss)	403,985	79,837	(559,609)	(85,764)	1,155,611	(692,748)	(106,168)
Loss of disposal	—	—	655,839	100,512	—	655,839	100,512
Adjusted net income/(loss)	403,985	79,837	96,230	14,748	1,155,611	(36,909)	(5,656)

Reconciliation of Adjusted EBITDA
Net income/(loss)	403,985	79,837	(559,609)	(85,764)	1,155,611	(692,748)	(106,168)
Interest income, net	(10,454)	(11,003)	(8,554)	(1,311)	(73,367)	(61,623)	(9,444)
Loss of disposal	—	—	655,839	100,512	—	655,839	100,512
Income tax expense/(benefit)	80,914	16,353	(53,342)	(8,175)	239,228	(80,611)	(12,354)
Depreciation and amortization	30,083	23,404	16,829	2,579	125,850	91,772	14,065
Share-based compensation	3,556	8,952	(2,274)	(349)	43,941	14,173	2,172
Adjusted EBITDA	508,084	117,543	48,889	7,492	1,491,263	(73,198)	(11,217)
Adjusted EBITDA margin	21.5%	11.5%	4.2%	4.2%	17.3%	-1.8%	-1.8%

	Delinquency Rates			Including:Loan Facilitation Model
All Loans	15-29 days	30-59 days	60-89 days	15-29 days	30-59 days	60-89 days
December 31, 2015	0.7%	1.2%	0.9%	1.3%	1.9%	1.5%
December 31, 2016	0.6%	0.9%	0.8%	0.6%	0.8%	0.7%
December 31, 2017	0.8%	1.0%	0.8%	0.5%	0.8%	0.6%
December 31, 2018	1.0%	1.8%	1.7%	1.0%	1.8%	1.7%
December 31, 2019	1.2%	2.0%	1.7%	0.8%	1.3%	1.0%
December 31, 2020	1.2%	1.7%	1.4%	0.5%	0.7%	0.6%

Online Channels
December 31, 2015	0.5%	0.8%	0.6%	0.4%	0.7%	0.5%
December 31, 2016	0.5%	0.9%	0.8%	0.8%	1.1%	1.7%
December 31, 2017	1.3%	1.2%	0.9%	0.3%	0.2%	0.0%
December 31, 2018	1.2%	2.3%	2.2%	0.9%	1.7%	1.5%
December 31, 2019	1.6%	2.9%	2.5%	1.0%	2.1%	1.6%
December 31, 2020	0.9%	1.5%	1.6%	0.6%	1.0%	1.1%

Offline Channels
December 31, 2015	0.7%	1.2%	1.0%	1.3%	2.0%	1.6%
December 31, 2016	0.6%	0.9%	0.8%	0.6%	0.8%	0.7%
December 31, 2017	0.6%	0.9%	0.7%	0.5%	0.9%	0.7%
December 31, 2018	0.9%	1.6%	1.5%	1.1%	1.9%	1.8%
December 31, 2019	1.0%	1.7%	1.5%	0.7%	0.9%	0.7%
December 31, 2020	1.3%	1.8%	1.3%	0.4%	0.6%	0.4%

Net Charge-Off Rate				Including:Loan Facilitation Model
Loan Issued	Amount of Loans Facilitated	Accumulated M3+ Net Charge-Off	Total Net Charge-Off Rate	Amount of Loans Facilitated	Accumulated M3+ Net Charge-Off	Total Net Charge- Rate
Period	During the Period	as of December 31, 2020	as of December 31, 2020	During the Period	as of December 31, 2020	as of December 31, 2020
	(in RMB thousands)	(in RMB thousands)		(in RMB thousands)	(in RMB thousands)
2015	53,143,029	4,409,316	8.3%	4,530,824	253,460	5.6%
2016	53,805,112	5,024,432	9.3%	3,749,815	321,396	8.6%
2017	69,883,293	11,815,925	16.9%	5,043,494	535,515	10.6%
2018	63,176,149	11,725,429	18.6%	4,211,573	427,707	10.2%
2019	39,103,048	5,305,343	13.6%	3,431,443	293,272	8.5%
2020Q1-Q3	6,781,464	45,840	0.7%	5,412,281	44,695	0.8%

Loan Issued	M3+ Net Charge-Off Rate Month on Book											Including:Loan Facilitation Model Month on Book
Period	4	7	10	13	16	19	22	25	28	31	34	4	7	10	13	16	19	22	25	28	31	34
2015Q1	0.8%	2.0%	3.4%	4.7%	5.7%	6.5%	7.1%	7.5%	7.7%	7.8%	7.8%	1.0%	1.9%	2.7%	3.6%	4.3%	4.8%	5.1%	5.3%	5.3%	5.2%	5.2%
2015Q2	0.8%	2.3%	3.8%	5.2%	6.4%	7.3%	7.9%	8.3%	8.5%	8.7%	8.8%	1.1%	2.8%	4.2%	5.3%	6.2%	6.7%	7.0%	7.0%	6.9%	6.8%	6.8%
2015Q3	0.4%	1.6%	3.1%	4.4%	5.6%	6.5%	7.1%	7.6%	7.9%	8.1%	8.4%	0.6%	2.2%	3.8%	5.0%	5.9%	6.5%	6.7%	6.8%	6.7%	6.7%	6.7%
2015Q4	0.4%	1.6%	3.1%	4.4%	5.5%	6.3%	6.9%	7.4%	7.9%	8.3%	8.5%	1.0%	1.5%	2.2%	2.8%	3.1%	3.4%	3.7%	4.0%	4.2%	4.4%	4.4%
2016Q1	0.3%	1.2%	2.5%	3.6%	4.5%	5.2%	5.8%	6.4%	7.0%	7.4%	7.6%	0.6%	0.9%	1.3%	1.7%	2.0%	2.2%	2.4%	2.7%	2.9%	3.0%	3.2%
2016Q2	0.4%	1.6%	3.1%	4.3%	5.2%	6.0%	6.8%	7.6%	8.1%	8.4%	8.7%	0.6%	1.4%	2.3%	3.0%	3.6%	4.2%	4.8%	5.4%	5.8%	6.0%	6.2%
2016Q3	0.3%	1.6%	3.1%	4.3%	5.4%	6.6%	7.8%	8.6%	9.2%	9.5%	9.8%	0.4%	1.7%	2.7%	4.1%	5.3%	6.5%	7.7%	8.6%	9.3%	9.3%	9.5%
2016Q4	0.2%	1.5%	2.9%	4.4%	5.9%	7.4%	8.4%	9.3%	10.0%	10.4%	10.7%	0.3%	2.1%	3.8%	5.4%	7.2%	9.2%	10.4%	11.5%	12.4%	12.9%	13.3%
2017Q1	0.3%	1.6%	3.3%	5.1%	7.1%	8.5%	9.7%	10.7%	11.3%	11.8%	12.1%	0.3%	1.6%	3.4%	5.3%	7.5%	8.9%	10.0%	10.9%	11.6%	12.1%	12.3%
2017Q2	1.1%	3.0%	5.7%	8.3%	10.2%	11.9%	13.3%	14.3%	15.1%	15.5%	15.8%	4.1%	5.8%	7.9%	9.6%	11.3%	12.5%	13.2%	13.9%	14.6%	14.9%	15.1%
2017Q3	0.4%	3.1%	6.4%	9.0%	11.5%	13.4%	14.8%	15.9%	16.7%	17.2%	17.4%	0.3%	1.6%	3.5%	4.9%	6.5%	7.6%	8.4%	8.9%	9.4%	9.9%	10.1%
2017Q4	0.7%	4.1%	7.5%	10.6%	13.3%	15.3%	16.8%	17.9%	18.7%	19.2%	19.2%	0.2%	2.3%	5.1%	6.5%	7.9%	9.0%	9.7%	10.2%	10.7%	11.2%	10.6%
2018Q1	0.4%	3.1%	6.6%	10.0%	12.9%	15.1%	16.8%	18.1%	19.1%	19.3%		0.2%	2.9%	5.1%	6.8%	7.2%	7.9%	8.4%	8.7%	9.0%	8.6%
2018Q2	0.5%	3.7%	7.4%	10.8%	13.6%	15.8%	17.7%	19.2%	19.6%			0.7%	4.1%	7.1%	9.4%	11.2%	12.4%	13.4%	14.1%	14.3%
2018Q3	0.4%	3.0%	6.2%	9.1%	11.7%	13.9%	15.9%	16.6%				0.2%	2.8%	3.6%	4.5%	5.2%	6.4%	7.0%	7.0%
2018Q4	0.3%	2.5%	5.6%	8.6%	11.7%	14.5%	15.8%					0.6%	2.2%	3.4%	5.2%	6.9%	9.0%	9.7%
2019Q1	0.2%	2.5%	5.6%	9.0%	12.7%	14.6%						0.0%	0.8%	2.0%	3.4%	5.3%	5.9%
2019Q2	0.3%	2.9%	6.9%	11.3%	13.7%							0.1%	1.5%	4.5%	7.5%	8.8%
2019Q3	0.3%	3.4%	8.0%	10.9%								0.2%	2.9%	6.8%	9.0%
2019Q4	0.3%	3.9%	7.0%									0.4%	3.1%	4.9%
2020Q1	0.5%	2.4%										0.6%	2.3%
2020Q2	0.4%											0.5%

CONTACT: Yiren Digital, Investor Relations, Email: ir@Yirendai.com, +86-18810523966